中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

CITIC PACIFIC

Date : 21st December, 2006

2007 JAN -3 A 6:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07020139

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 21, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2767

RECEIVED
2007 JAN -3 A 6:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annexure

CITIC Pacific Limited

List of Information that the Company since November 21, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return of Allotments
   Date : November 24, 2006
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Return of Allotments
   Date : November 27, 2006
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Announcement of results regarding general offer of Daye Special Steel Co., Ltd. proposed by Hubei Xin Yegang Co. Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : December 1, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

4. Document : Monthly Return on Movement of Listed Equity Securities
   Date : December 5, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Return of Allotments
   Date : December 11, 2006
   Entity Requiring Item : Hong Kong Companies Registry

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	由 From			至 To	
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY
07	11	2006	07	11	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	124,400.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	6,064,500.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,917,664.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

24/11/2006 16:00:39
Submission No.: 232043466/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$6,065.00

Receipt No.	Method	Amount(HKD)
322320061483	Chq	$6,065.00

Total Paid $6,065.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	311,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD6,064,500.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Shares	類別 Class
Yao Jinrong	45/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	250,000	
Ling Dawei	9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	61,000	
	各類別股份分配的總數 Total Shares Allotted by Class	311,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 24th November, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	17	11	2006
至 To	17	11	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	8,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	356,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,925,664.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿

Your Receipt
Companies Registry
H.K.

27/11/2006 15:54:20
Submission No.: 231050189/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$356.00

Receipt No.	Method	Amount(HKD)
312310070264	Cash	$356.00
Total Paid		$356.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	20,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD356,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Cheng Yiu Chung	B34, Po Shan Mansions, 10 Po Shan Road, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	20,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 27th November, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃湖北新冶鋼有限公司登載於中華人民共和國深圳證券交易所網頁有關要約收購大冶特殊鋼股份有限公司股票結果的公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

湖北新冶钢有限公司关于要约收购
大冶特殊钢股份有限公司股票结果的公告

根据《上市公司收购管理办法》和中国证券监督管理委员会证监公司字[2006] 231 号《关于湖北新冶钢有限公司要约收购大冶特殊钢股份有限公司股票的意见》，湖北新冶钢有限公司（以下简称新冶钢）于 2006 年 10 月 31 日公告了《大冶特殊钢股份有限公司要约收购报告书》，履行 2005 年 8 月 29 日董事会作出的决议，向大冶特殊钢股份有限公司（以下简称大冶特钢）除冶钢集团有限公司（以下简称冶钢集团）以外的全体股东发出全面收购要约，于 2006 年 11 月 1 日至 2006 年 11 月 30 日的有效期间内，收购其所持有的“大冶特钢”股票。现将本次要约收购的相关情况公告如下：

一、本次要约收购的基本情况

1、要约收购目的：新冶钢及其关联方中信泰富（中国）投资有限公司通过

司法拍卖的方式取得冶钢集团持有的大冶特钢 38.86%的股权而触发要约收购义务。本次收购不以终止大冶特钢的上市公司地位为目的。新冶钢通过本次要约收购进一步壮大中信泰富有限公司于国内的钢铁业务板块，使大冶特钢获得更大的发展。

2、要约收购对象：除新冶钢和冶钢集团以外的全体股东。

3、要约收购股份：总股份数：18,817 万股，占总股本的 41.87%。其中有限售条件流通股为 2,113 万股，占总股本的 4.70%；无限售条件的流通股为 16,704 万股，占总股本的 37.17%。

4、要约收购价格：2.62 元/股。

5、要约收购股份的支付方式：现金支付。

6、要约收购期限：2006 年 11 月 1 日至 2006 年 11 月 30 日

7、要约收购编码：无限售条件流通股申报代码为：990013；接受要约收购的有限售条件的流通股股东，应在要约收购期内每日下午 14 时之前，与光大证券股份有限公司联系，办理预受要约的申报手续。

二、本次要约收购的实施

1、新冶钢于 2006 年 10 月 31 日在《中国证券报》、巨潮资讯网 www.cninfo.com.cn（下同）上公告了《大冶特殊钢股份有限公司要约收购报告书》，于 2006 年 11 月 1 日正式实施本次要约收购。

2、大冶特钢董事会于 2006 年 11 月 18 日在《中国证券报》、巨潮资讯网上公告了《大冶特殊钢股份有限公司董事会关于湖北新冶钢有限公司要约收购事宜致全体股东报告书》。

3、新冶钢分别于 2006 年 11 月 18 日、11 月 23 日、11 月 28 日在《中国证券报》及巨潮资讯网上三次公告《湖北新冶钢有限公司关于要约收购大冶特殊钢股份有限公司股票的提示性公告》。

4、新冶钢委托深圳证券交易所在本次要约收购期内每日在其网站 www.szse.cn 上公告前一交易日的预受和撤回预受要约股份数量及要约期内累计净预受要约股份数量及股份比例。

三、本次要约收购的结果

截至 2006 年 11 月 30 日，本次要约收购期满，根据深圳证券交易所的统计，预受和撤回预受要约股份为 0 股，大冶特钢股东无人接受新冶钢发出的收购要

约。新冶钢持有大冶特钢的股份数不变，仍为 13,462 万股。至此，新冶钢已全面履行了要约收购义务。

根据中国证券监督管理委员会《上市公司收购管理办法》之规定，特此公告。

湖北新冶钢有限公司

2006 年 12 月 1 日

****

完

香港， 二零零六年十二月一日

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th December, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :

2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,194,483,160	--	---
Increase/~~(Decrease)~~ during the month	561,000	--	---
Balance at close of the month :	2,195,044,160	--	---

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 561,000

Remarks : ______________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	7,760,000	--	70,000	--	7,690,000	70,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	10,520,000	--	491,000	--	10,029,000	491,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,330,000	--	--	--	14,330,000	Nil

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
22	11	2006	04	12	2006
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	212,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	9,740,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	878,137,664.00

Your Receipt
Companies Registry
H.K.

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填

11/12/2006 10:38:46
Submission No.: 228052777/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,740.00

Receipt No.	Method	Amount(HKD)
282280070685	Chq	$9,740.00

Total Paid $9,740.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	180,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD3,510,000.00
Shares	350,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD6,230,000.00

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Stella Chan Chui Sheung	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	180,000	
Kwok Man Leung	Level 32, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
Liu Jifu	32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	300,000	
	各類別股份分配的總數 Total Shares Allotted by Class	530,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 11th December, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)